# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GOWell Energy Technology, CIK 0002097702
CUSIP: G4067B100
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: c/o GOWell Technology Limited, 5050 Westway Park Blvd, Ste. 100, Houston, Texas (TX), 77041
Date of event which requires filing of this statement: 09/25/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001458423

## Reporting persons
- Michael Blitzer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,607,705; shared voting power 0; sole dispositive power 3,607,705; shared dispositive power 0; aggregate amount beneficially owned 3,607,705 (9.35% of the class)
  Comment: Based on an aggregate of 38,602,261 Ordinary Shares outstanding as of the consummation of the business combination between the Issuer, the SPAC, and GOWell Technology Limited, as reported in the Issuer's Report on Form 20-F, as filed with the Securities and Exchange Commission on October 1, 2026.

## Item 1. Issuer
Name of issuer: GOWell Energy Technology
Address of issuer's principal executive offices: c/o GOWell Technology Limited, 5050 Westway Park Blvd, Ste. 100 Houston, TX 77041

## Item 2. Person Filing
Name of person filing: Michael Blitzer
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is 1680 Michigan Ave, Suite 700 #1016, Miami Beach, FL 33139
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to row 9 on the cover page.
Percent of class: See response to row 11 on the cover page.
Sole power to vote or to direct the vote: See response to row 5 on the cover page.
Shared power to vote or to direct the vote: See response to row 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to row 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to row 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Michael Blitzer: /s/ Michael Blitzer, Michael Blitzer (10/02/2026)